UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date: June 10, 2011

This document has been translated from a part of the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

(Translation)

Securities Code 8316

June 10, 2011

To Those Shareholders with Voting Rights

Koichi Miyata President Sumitomo Mitsui Financial Group, Inc. 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

NOTICE OF CONVOCATION OF

THE 9th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We would like to express our deepest condolences to all those devastated by the Great East Japan Earthquake. We wish and pray for the earliest recovery from this tragedy.

You are cordially invited to attend the 9th Ordinary General Meeting of Shareholders of Sumitomo Mitsui Financial Group, Inc. (the “Company”), which will be held on Wednesday, June 29, 2011, at 10:00 a.m. at the Head Office of the Company (Sumitomo Mitsui Banking Corporation Head Office Building) at 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo (Please make sure to attend at the current location, as the venue of the meeting is different from that of the last meeting).

If you are unable to attend the meeting, you can exercise your voting rights by mail or via the Internet. Please review the “Reference Documents for the General Meeting of Shareholders” and exercise your voting rights by following the instructions on the next page.

Agenda of the Meeting:

Matters to be reported:	1.

Business Report, Consolidated Financial Statements for the 9th Fiscal Year (from April 1, 2010 to March 31, 2011) and results of the audit of the Consolidated Financial Statements by the Accounting Auditor and the Board of Corporate Auditors

	2.	Non-Consolidated Financial Statements for the 9th Fiscal Year (from April 1, 2010 to March 31, 2011)

Proposals to be resolved:
Proposal No. 1:	Appropriation of Surplus
Proposal No. 2:	Election of Ten Directors
Proposal No. 3:	Election of Two Corporate Auditors

The Business Report, Consolidated Financial Statements, Non-Consolidated Financial Statements, Copies of the Accounting Auditor’s reports, and Copy of the Board of Corporate Auditors’ report to be provided to shareholders upon notice of the Ordinary General Meeting of Shareholders are as stated in the attached “Business Report for the 9th Fiscal Year.”

The Notes to the Consolidated Financial Statements and the Notes to the Non-Consolidated Financial Statements are disclosed on the Company’s website on the Internet (http://www.smfg.co.jp) in accordance with laws, regulations, and Article 25 of the Articles of Incorporation, and are therefore not included in “Business report for the 9th Fiscal Year.”

The Consolidated Financial Statements and the Non-Consolidated Financial Statements contained in “Business Report for the 9th Fiscal Year” are part of the Consolidated Financial Statements and the Non-Consolidated Financial Statements that were subject to audit by the Accounting Auditor for the purpose of Independent Auditors’ Report, as well as audit by Corporate Auditors for the purpose of Audit Report, respectively.

For those attending, please present the enclosed Attendance Sheet at the reception desk without detaching the Voting Rights Exercise Form on arrival at the meeting.

If the Reference Documents for the General Meeting of Shareholders, Business Report, Consolidated Financial Statements, and Non-Consolidated Financial Statements are amended, the amended items will be announced on the Company’s website on the Internet (http://www.smfg.co.jp).

[Guidance on the Exercise of Voting Rights by Mail or via the Internet]

1.	Exercise of Voting Rights by Mail

Please indicate your approval or disapproval of each proposal on the enclosed Voting Rights Exercise Form and then send it back so that it is delivered to our share register agent no later than 5:10 p.m. on Tuesday, June 28, 2011.

Please use the enclosed registration security sticker.

2.	Exercise of Voting Rights via the Internet

(1)

Please access the voting website (http://www.webdk.net) via a PC or a mobile phone using the login ID and temporary password printed on the enclosed Voting Rights Exercise Form. Please indicate your approval or disapproval for each proposal no later than 5:10 p.m. on Tuesday, June 28, 2011, following the instructions on the screen.

If you are voting via a mobile phone, depending on the type of the mobile phone, the voting website may not be available to ensure the security of your data transmission. For further information, please call the phone number below.

(2)	If you vote more than once via the Internet, we will only accept the last vote as valid.

(3)	If you vote both by mail and via the Internet, we will only accept the vote submitted via the Internet as valid.

(4)	Any access fee to internet service providers, communications fee to communications carriers and other fees for the usage of the website for voting shall be borne by shareholders.

Inquiries regarding Exercise of Voting Rights via the Internet

The Sumitomo Trust and Banking Company, Limited

Stock Transfer Agency Department

Phone: 0120-186-417 (toll free within Japan)

Hours: 9:00 a.m. to 9:00 p.m. (Japan time)

NOTE: The above voting website is available in Japanese only.

[The Electronic Voting Platform for Institutional Investors]

The Electronic Voting Platform for Institutional Investors operated by ICJ, Inc. is available for institutional investors that have applied to use the platform in advance.

Reference Documents for the General Meeting of Shareholders

Proposals, Reasons and References

Proposal No. 1:        Appropriation of Surplus

In comprehensive view of business results for the fiscal year, as it is necessary to continuously consider the accumulation of internal reserves of total Group companies based on the economic and financial climates forecasted for the future, we propose the distribution of dividend at the end of the fiscal year as described below.

It should be noted that we do not propose any other appropriation of surplus.

(1)	Type of dividend property

Cash

(2)	Matters related to the allocation of dividend property and the total amount to be distributed

Common stock	¥50 per share	Total ¥70,514,655,550

Type 6 Preferred stock	¥44,250 per share	Total ¥3,097,544,250

With regard to common stock, as we have already paid an interim dividend of ¥50 per share, the annual dividend will be ¥100 per share, the same amount as the previous fiscal year.

We will pay the prescribed amount for type 6 preferred stock.

(3)	Effective date of distribution of surplus

June 29, 2011

Proposal No. 2:        Election of Ten Directors

Terms of office of five Directors, Messrs. Masayuki Oku, Takeshi Kunibe, Satoru Nakanishi, Shigeru Iwamoto and Kuniaki Nomura, will expire and two Directors, Messrs. Wataru Ohara and Junsuke Fujii, will resign at the conclusion of the meeting. Accordingly, taking this occasion, the election of the following ten Directors is proposed.

The candidates for Directors are as follows.

No.	Name (Date of birth)	Career summary, position, responsibility and significant concurrent positions		Type and number of shares of the Company held
1	Masayuki Oku (December 2, 1944)	April 1968	Joined Sumitomo Bank	7,500 (Common stock)
		June 1994	Director of Sumitomo Bank
		November 1998	Managing Director of Sumitomo Bank
		June 1999	Managing Director and Managing Executive
Officer of Sumitomo Bank
		January 2001	Senior Managing Director and Senior Managing Executive Officer of Sumitomo Bank
		April 2001	Senior Managing Director and Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation (“SMBC”)
		December 2002	Resigned as Director of SMBC
		December 2002	Senior Managing Director of the Company
		June 2003	Retired as Director of the Company Deputy President and Executive Officer of SMBC
		June 2005	Chairman of the Board of the Company (to present) President and Chief Executive Officer of SMBC
		April 2011	Resigned as Director of SMBC
Significant concurrent positions:
Chairman of Japanese Bankers Association Director of Panasonic Corporation Corporate Auditor of Nankai Electric Railway Co., Ltd.
2		April 1976	Joined Sumitomo Bank	3,988 (Common stock)
		June 2003	Executive Officer of SMBC
		April 2004	General Manager of Corporate Planning Department of the Company
		October 2006	Managing Executive Officer of SMBC
	Takeshi Kunibe	April 2007	Managing Executive Officer of the Company
	(March 8, 1954)	June 2007	Director of the Company (to present)
		April 2009	Director and Senior Managing Executive Officer of SMBC
		April 2011	President and Chief Executive Officer of SMBC (to present)
Significant concurrent positions:
President and Chief Executive Officer of SMBC

No.	Name (Date of birth)	Career summary, position, responsibility and significant concurrent positions		Type and number of shares of the Company held
		April 1976	Joined Sumitomo Bank
		June 2003	Executive Officer of SMBC
		July 2006	Managing Executive Officer of SMBC
		April 2008	Managing Executive Officer of the Company
		April 2009	Senior Managing Executive Officer of the Company
Director and Senior Managing Executive Officer of SMBC
3	Tetsuya Kubo (September 24, 1953)	April 2011	Deputy President of the Company (to present)	3,631
			Director and Deputy President of SMBC (to present)	(Common stock)
Responsibility:
Officer in charge of Public Relations Department, Corporate Planning Department, Financial Accounting Department and Subsidiaries & Affiliates Department
Significant concurrent positions:
Director and Deputy President of SMBC Director of SMBC Nikko Securities Inc.
		April 1976	Joined Mitsui Bank
		April 2004	Executive Officer of SMBC
		April 2006	Managing Executive Officer of SMBC
		April 2009	Senior Managing Executive Officer of the Company
			Director and Senior Managing Executive Officer of SMBC	4,400
4	Satoru Nakanishi (August 31, 1953)	June 2009	Director of the Company (to present)	(Common stock)
		April 2011	Director and Deputy President of SMBC (to present)
Responsibility:
Officer in charge of Consumer Business Planning Department
Significant concurrent positions:
Director and Deputy President of SMBC
		April 1977	Joined Mitsui Bank
		June 2005	Executive Officer of SMBC
		April 2007	Managing Executive Officer of SMBC
		April 2009	Managing Executive Officer of the Company
		April 2010	Senior Managing Executive Officer of the Company (to present)
5	Kazuya Jono (December 10, 1954)		Director and Senior Managing Executive Officer of SMBC, commissioned as Head of Private Advisory Department	3,400 (Common stock)
		April 2011	Director and Senior Managing Executive Officer of SMBC (to present)
Responsibility:
Officer in charge of Corporate Risk Management Department
Significant concurrent positions:
Director and Senior Managing Executive Officer of SMBC

No.	Name (Date of birth)	Career summary, position, responsibility and significant concurrent positions		Type and number of shares of the Company held
6		April 1978	Joined Mitsui Bank	3,400 (Common stock)
		April 2004	Executive Officer of SMBC
		April 2008	Managing Executive Officer of SMBC
		April 2011	Senior Managing Executive Officer of the Company (to present)
	Koichi Danno (July 27, 1954)		Director and Senior Managing Executive Officer of SMBC (to present)
Responsibility:
Officer in charge of Audit Department
Significant concurrent positions:
Director and Senior Managing Executive Officer of SMBC
7		April 1979	Joined Sumitomo Bank	2,922 (Common stock)
		June 2003	General Manager of General Affairs Department of the Company
		June 2005	Executive Officer of SMBC
		April 2009	Managing Executive Officer of SMBC
	Yujiro Ito (August 3, 1955)	April 2011	Managing Executive Officer of the Company (to present)
Director and Managing Executive Officer of SMBC (to present)
Responsibility:
Officer in charge of General Affairs Department and Human Resources Department
Significant concurrent positions:
Director and Managing Executive Officer of SMBC
8		April 1979	Joined Sumitomo Bank	2,300 (Common stock)
		June 2005	Deputy General Manager of General Affairs Department of the Company
General Manager of Operations Planning Department of SMBC
		April 2007	Executive Officer of SMBC
		April 2009	Retired as Executive Officer of SMBC
		May 2009	Adviser of JSOL Corporation
	Masahiro Fuchizaki	June 2009	Director and Senior Managing Director of JSOL Corporation
	(April 8, 1956)	March 2010	Resigned as Director of JSOL Corporation
		April 2010	Managing Executive Officer of SMBC (to present)
		April 2011	Managing Executive Officer of the Company (to present)
Responsibility:
Officer in charge of IT Planning Department
Significant concurrent positions:
Managing Executive Officer of SMBC Director of The Japan Research Institute, Limited

No.	Name (Date of birth)	Career summary, position, responsibility and significant concurrent positions		Type and number of shares of the Company held
		December 1965	Joined Syuji Ozawa Certified Public Accountant Office
		October 1971	Joined Asahi Accounting Company (currently, KPMG AZSA LLC)
		March 1976	Registered as a certified public accountant (to present)
		July 1992	Representative Partner of ASAHI SHINWA & Co. (currently, KPMG AZSA LLC)
		October 1993	Representative Partner of Asahi & Co. (currently, KPMG AZSA LLC)
		May 1999	President of Asahi & Co.	6,000
9	Shigeru Iwamoto (March 31, 1941)	January 2004	President of KPMG AZSA & Co. (currently, KPMG AZSA LLC)	(Common stock)
		May 2004	Chairman of KPMG AZSA & Co.
		June 2005	Retired from KPMG AZSA & Co.
		June 2009	Director of the Company (to present)
Director of SMBC (to present)
Significant concurrent positions:
Director of SMBC
Corporate Auditor of Central Union of Agricultural Co-operatives Corporate Auditor of NIPPON TELEGRAPH AND TELEPHONE CORPORATION Chairman of Tokyo Keizai University
		April 1970	Registered as an attorney at law (to present)
Attorney at law at Yanagida Law Office (currently, Yanagida & Partners)
		June 2009	Director of the Company (to present)
			Director of SMBC (to present)	0
10	Kuniaki Nomura (June 13, 1945)	June 2009	Attorney at law at Nomura & Partners (to present)
		Significant concurrent positions:		(Common stock)
Director of SMBC
Corporate Auditor of MS&AD Insurance Group Holdings, Inc.
Corporate Auditor of Dai Nippon Printing Co., Ltd.

Notes:	Messrs. Shigeru Iwamoto and Kuniaki Nomura are candidates for Outside Directors.

1. Messrs. Shigeru Iwamoto and Kuniaki Nomura have extensive experience as a certified public accountant and as an attorney at law, respectively, and deep knowledge on corporate management. We have therefore judged that they will be appropriate as Outside Directors of the Company and are capable of properly performing the responsibilities as Outside Directors, and propose that they be elected.

2. Messrs. Shigeru Iwamoto and Kuniaki Nomura have served as Directors of the Company for a period of one year and eleven months since June 2009.

3. The Company entered an agreement with Messrs. Shigeru Iwamoto and Kuniaki Nomura pursuant to Paragraph 1 of Article 427 of the Companies Act to limit the liabilities under Paragraph 1 of Article 423 of the said Law. The maximum amount of the liability for damages under this liability limitation agreement is ¥10 million or the minimum amount of the liability for damages stipulated in Paragraph 1 of Article 427 of the Companies Act, whichever is higher.

4. The Company has designated Messrs. Shigeru Iwamoto and Kuniaki Nomura as Independent Directors/Auditors in accordance with the requirement set out by the Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange, and submitted notifications to each Stock/Securities Exchange.

Proposal No. 3:        Election of Two Corporate Auditors

The Corporate Auditors Messrs. Hiroki Nishio and Hideo Sawayama will resign at the conclusion of the meeting. Accordingly, taking this occasion, the election of the following two Corporate Auditors is proposed.

The candidates for Corporate Auditors are as follows.

It should be noted that the Board of Corporate Auditors has previously given its consent.

No.	Name (Date of birth)	Career summary		Type and number of shares of the Company held
		April 1976	Joined Sumitomo Bank
		April 2004	Executive Officer of SMBC
	Jun Mizoguchi	April 2007	Managing Executive Officer of SMBC	600
1	(March 19, 1954)	April 2010	Senior Managing Executive Officer of SMBC, commissioned as Head of Europe Division	(Common stock)
		July 2010	Senior Managing Executive Officer of SMBC (to present)
		April 1980	Joined Sumitomo Bank	700 (Common stock)
		April 2005	General Manager of Denentyofu Block Consumer Business Office of SMBC
		April 2007	General Manager of Tobu Ikebukuro Block Consumer Business Office of SMBC
2	Shin Kawaguchi (August 26, 1956)	April 2009	Deputy General Manager of Corporate Planning Department of the Company
General Manager of Quality Management Department of SMBC
		April 2010	Senior General Manager of Quality Management Department of SMBC
		April 2011	Senior Manager of Head Office of SMBC (to present)